January 8, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Irene Barberena-Meissner

Re:	VivoPower International PLC
Registration Statement on Form F-3
Filed December 23, 2025 File No. 333-292437

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, VivoPower International PLC (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Daylight Time, on January 9, 2026, or as soon thereafter as practicable.

Please notify Mark C. Lee of Rimôn, P.C., counsel to the Company, at +1 916.603.3444 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

VivoPower International PLC

By:	/s/ Kevin Chin
Name:	Kevin Chin
Title:	Executive Chairman